

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

August 20, 2009

<u>Via U.S. Mail and Facsimile to (408) 222-1917</u>

Clyde R. Hosein
Chief Financial Officer
Marvell Technology Group Ltd.
5488 Marvell Lane
Santa Clara, CA 95054

> **Re: Marvell Technology Group Ltd.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 29, 2009**
> **File No. 000-30877**

Dear Mr. Hosein:

　　We have completed our limited review of your definitive proxy statement and have no further comments at this time. You may contact Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney